EXHIBIT 1.01

CONFLICT MINERALS REPORT OF HYDROGENICS CORPORATION

PART 1	INTRODUCTION

This is the Conflict Minerals Report (“CMR”) of Hydrogenics Corporation “Hydrogenics” or the “Company”) for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

Hydrogenics manufactures products that may contain gold, tantalum, tin and tungsten (“3TG”).  As 3TG may be necessary to hydrogen generation and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), the Company has undertaken measures to trace the origin of these minerals and whether they are sourced from the Democratic Republic of Congo (“DRC”) and any of its adjoining countries (together with the DRC, the “Covered Countries”).

PART II.	PRODUCT DESCRIPTION

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Our products include HySTAT™ hydrogen generation equipment in our OnSite Generation business and HyPM® fuel cell products in our Power Systems business.

HySTAT™ Hydrogen Stations offer a dependable on-site supply of hydrogen for a variety of hydrogen applications, including vehicle fuelling, distributed power, and a variety of industrial processes.

Our HyPM® fuel cell products provide high performance, high efficiency electrical power from clean hydrogen fuel.

HyPM® Fuel Cell Power Modules. Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 2.5, 5, 8, 12, 16, 30, 90, 120 and 180 kW.
HyPX™ Fuel Cell Power Pack. Our HyPX™ Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors that provide higher power in short bursts.
Integrated Fuel Cell Systems. Our integrated fuel cell systems are built around our HyPM® power modules and used for portable and stationary applications including portable and auxiliary power units for military applications and direct current or DC backup power system for cellular tower sites.

PART III.A	REASONABLE COUNTRY OF ORIGIN INQUIRY (“RCOI”)

In performing its RCOI, the Company communicated with its direct suppliers to assist in reviewing and completing the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (“EICC-GeSI Survey”) with respect to each supplier’s sourcing of 3TG for the Products.  Responses were then accumulated, reviewed and assessed by the Company.

Supplier engagement followed these steps (of which are also currently still in process as of the date of reporting):

•
An introductory communication was emailed by internal business stakeholders and affiliated entities to direct suppliers describing the compliance requirements and requesting conflict minerals information through completion of the EICC-GeSI Survey;

•	Following the initial introductions to the program and information request, follow-up emails requesting survey completion, were sent to non-responsive suppliers;

•
An escalation process is planned to be initiated for suppliers, upon review of their spend profile, who continue to be non-responsive after the above contacts were made, where communication will be emailed by senior management, with follow-up phone calls or emails;

•
Supplier responses were evaluated for reasonableness of information provided, consistency with Hydrogenics information and research, and gaps both in terms of which Products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier engagement was conducted to address issues including questionable statements regarding no presence of 3TG, incomplete data on EICC-GeSI Surveys, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.

PART III.B	REASONABLE COUNTRY OF ORIGIN CONCLUSION

We conducted an analysis of our product and found that 3TG can be found in Hydrogenics products. Therefore, the products that we manufactured are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, Hydrogenics has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

PART IV	DUE DILIGENCE

PART IV.A	DESIGN OF DUE DILIGENCE

The Company’s due diligence process conforms to the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements1.

PART IV.B	PROGRAM DUE DILIGENCE

The Company has undertaken the following steps with respect to program due diligence:

__________________________
1 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013. http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

(i)	Identified an internal team to manage and support requirements of Rule 13p-1.

(ii)	Identified business units to assist with all aspects of the Company’s obligations under Rule 13p-1.

(iii)	Established a due diligence process map for distribution to applicable business units identifying the scope and extent of internal involvement.

(iv)	Created supplier specific communication outlining expectations and requirements under Rule 13p-1.

(v)	Identified and established a company-level and industry-wide grievance mechanism:

a.	Email (available both internally and externally): conflictmineralreporting@hydrogenics.com

b.	The Conflict Minerals Hotline: 905.361.4559

(vi)	Commenced the process of identifying the Smelters or Refiners (“SORs”) in the supply chain for in-scope products supplied to the Company.

PART IV.C	MANAGEMENT SYSTEMS

The Company’s Conflict Minerals Policy (“CM Policy”) is available on the publicly available website under the following URL: http://www.hydrogenics.com/investors/corporate-governance

PART IV.D	INTERNAL TEAM

Hydrogenics has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our CFO, and a team of subject matter experts from relevant functions such as finance, manufacturing, research and development and purchasing. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Director of Finance, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

PART IV.E	ESCALATION PROCEDURE

Hydrogenics has a established a Conflict Minerals Policy and is undertaking developing a Supplier Code of Conduct which includes a mechanism for escalating issues or concerns. Follow-up processes (including email communication) were part of the survey process, to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

PART IV.F	STEPS TO BE TAKEN TO MITIGATE RISK

The Company is undertaking, and will continue to undertake, the following steps:

(i)	Engage those suppliers that have not responded to our request for Conflict Minerals information, ultimately seeking to have responses from suppliers detailing:

a.	The use of necessary Conflict Minerals in the materials or components they supply to us;

b.	The country of origin of those Conflict Minerals;

c.	The use of scrap or recycled sources in those Conflict Minerals; and

d.	The source and chain of custody of those Conflict Minerals originating in the Conflict Region and not obtained from scrap or recycled sources.

(ii)
Engage those suppliers that have responded to our request for Conflict Minerals information but where the responses received were incomplete or had inconsistencies within the data the supplier reported in the EICC-GeSI Survey.

(iii)
Work with upstream suppliers to educate them on the necessary processes they need to undertake in order to allow them to assist us in performing the due diligence and reasonable country of origin inquiry.

(iv)	Review supplier contracts in an effort to include specific language on the use of Conflict Minerals in the materials or components supplied to Brunswick.

(v)	Continue devising and developing a strategy for managing and mitigating Conflict Mineral risk in our supply chain.

(vi)	Develop a Supplier Code of Conduct which publishes a mechanism for escalating any Conflict Minerals issues and concerns.

PART V	REPORT ON SUPPLY CHAIN DUE DILIGENCE AND RESULTS

PART V.A	RISK ASSESSMENT

It is not practical to conduct a survey of all of our suppliers and we believed a reasonable approach would be to conduct a survey of the suppliers with which we purchased from in 2013 and those whose components were likely to contain Conflict Minerals. In total, we identified 208 direct suppliers for our survey.

PART V.B	SUPPLIER SURVEY

We conducted a survey of those suppliers described above using the EICC-GeSI Survey. This Survey was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Training resources illustrating the use of the tool are available on Conflict Free Sourcing Initiative’s “CFSI’s” website. The survey is being used by many companies in their due diligence processes related to Conflict Minerals.

PART V.C	SURVEY RESPONSES

We received responses from 41% of the suppliers surveyed. We identified 208 direct suppliers within the scope of our reasonable country of origin inquiry for which we received responses from 85 suppliers We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the survey. We will work directly with these suppliers to provide revised responses in the future. We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.